8911 Capital of Texas Hwy. North Westech 360, Suite 3350 Austin, TX 78759-8497

PHONE 512.338.5400 FAX 512.338.5499

www.wsgr.com
October 13, 2005
Via EDGAR and U.S. Mail
Amy Bruckner
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Introgen Therapeutics, Inc.
Annual Report on Form 10-K for the year ended December 31, 2004 Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 File No. 000-21291
Dear Ms. Bruckner:
     On behalf of Introgen Therapeutics, Inc. (“Introgen” or the “Company”), we submit the Company’s attached Memorandum of Response in response to your comments via telephone on October 12, 2005 relating to the disclosures concerning research and development expenses in Introgen’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.
     If you have any additional questions or comments, please feel free to contact me at (512) 338-5420.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI,
Professional Corporation

/s/ Alan Bickerstaff Alan D. Bickerstaff

cc:	Jim B. Rosenberg, Securities and Exchange Commission (via EDGAR)
Joel Parker, Securities and Exchange Commission (via EDGAR)
Jim Albrecht, Introgen Therapeutics, Inc. (via email)

INTROGEN THERAPEUTICS, INC.
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE COMMISSION
COMMENTS AS SET FORTH IN THE STAFF’S LETTER DATED AUGUST 9, 2005
AND AS DISCUSSED IN TELEPHONE CONFERENCES OF SEPTEMBER 21, 2005
AND OCTOBER 12, 2005
          This Memorandum sets forth the response of Introgen Therapeutics, Inc. (“Introgen” or the “Company”) to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated August 9, 2005, and to further comments provided by the Staff in telephone conferences of September 21, 2005 and October 12, 2005.
          As discussed, Introgen proposes to enhance its disclosure about its research and development expenses by including the following disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, beginning with the Quarterly Report on Form 10-Q for the quarter ending September 30, 2005. The disclosure below is identical to the disclosure proposed in our Memorandum of Response delivered to you on October 5, 2005, except as follows: (i) a new sentence was added in the first paragraph set forth below in response to Staff comments; and (ii) the table set forth below discloses expenses for the six months ended June 30, 2005 and the years ended December 31, 2004 and 2003, rather than for the three- and nine-month periods ended September 30, 2005 and 2004, respectively. Introgen will of course provide the numerical data for the three- and nine-month periods ended September 30, 2005 and 2004, respectively, in its Quarterly Report on Form 10-Q for the quarter ending September 30, 2005. Introgen proposes to add the following disclosure after the first paragraph captioned “Costs and Expenses—Research and Development” for the periods discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” in each such Annual Report or Quarterly Report:
     Our research and development expenses include, but are not limited to, expenses related to personnel, facilities and equipment, pre-clinical research, clinical trials, manufacturing of materials for use in clinical trials, conducting data analysis and conducting regulatory documentation submissions to the FDA. Our research and development expenses can be divided between programs in the pre-clinical stage and programs in the clinical stage, both as noted in the table under “Business—Product Development Programs”, and general research and development expenses attributable to all programs. We manage our business by tracking research and development expenses in these categories in lieu of tracking research and development expenses on a project-by-project basis. Research and development expense consists of the following:

	Six Months	Year Ended
	Ended June 30,	December 31,
	2005	2004	2003
Pre-clinical stage programs expense	$972	$1,638	$1,641
Clinical stage programs expense	9,060	16,986	11,740
General research and development expense	907	1,850	1,592

Total research and development expense	$10,939	$20,474	$14,973

     To commercialize our product candidates, we must obtain certain regulatory approvals. Satisfaction of regulatory requirements typically takes many years and involves compliance with requirements covering pre-clinical research, clinical trials, manufacturing, quality control, labeling and promotion of drugs for human use. To obtain regulatory approvals, we must, among other requirements, complete clinical trials and other work demonstrating our product candidates are safe and effective for a particular cancer type or other disease. The FDA and other similar agencies throughout the world have substantial discretion over the work we must perform to obtain regulatory approval.
     The likelihood that a product candidate will be commercially successful may be affected by a variety of factors, including, among others, the quality of the product candidate, the validity of the target and disease indication, early clinical data, competition, manufacturing capability and commercial viability. Because of the discretion of the FDA and similar agencies throughout the world, as well as the foregoing factors, we cannot predict with reasonable accuracy (1) the future expenses we will incur developing these product candidates, (2) when we will complete our work in developing these product candidates or (3) when, if ever, we will earn significant revenues from approved products that might result from these product development programs.
     For a discussion of the risks and uncertainties associated with developing our products, as well as the risks and uncertainties associated with potential commercialization of our product candidates, see the “—Risk Factors” section of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, particularly the risk factors entitled:
•	“If we are unable to commercialize ADVEXIN® therapy in various markets for multiple indications, particularly for the treatment of head and neck cancer, our business will be harmed”;
•	“If we fail to comply with FDA requirements or encounter delays or difficulties in clinical trials for our product candidates, we may not obtain regulatory approval of some or all of our product candidates on a timely basis, if at all”;
•	“Even if our products are approved by regulatory authorities, if we fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market”;
•	“Failure to comply with foreign regulatory requirements governing human clinical trials and marketing approval for drugs could prevent us from selling our products in foreign markets, which may adversely affect our operating results and financial conditions”;
•	“If we continue to incur operating losses for a period longer than we anticipate and fail to obtain the capital necessary to fund our operations, we will be unable to advance our development program and complete our clinical trials”;

•	“If we cannot maintain our existing corporate and academic arrangements and enter into new arrangements, we may be unable to develop products effectively, or at all”;
•	“If we are not able to create effective collaborative marketing relationships, we may be unable to market ADVEXIN therapy successfully or in a cost-effective manner”
•	“Even if we receive regulatory approval to market our ADVEXIN therapy, INGN 241, INGN 225 or other product candidates, we may not be able to commercialize them profitably.”